Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON CLOSES ARRANGEMENT WITH FISSION ENERGY CORP.

Toronto, ON – April 26, 2013… Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) is pleased to announce the closing of the previously announced transaction with Fission Energy Corp. (“Fission”) whereby Denison acquired a portfolio of uranium exploration projects held by Fission, including Fission’s 60% interest in the Waterbury Lake uranium project, as well as Fission’s exploration interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, plus its interest in two joint ventures in Namibia. The transaction was completed pursuant to a plan of arrangement (the “Arrangement”) in accordance with the Business Corporations Act (Canada).

As a result of the Arrangement, Denison acquired all of the outstanding common shares of Fission (the “Fission Shares”) with Fission spinning out certain assets into a newly-incorporated exploration company, Fission Uranium Corp. (“Fission Uranium”). Under the Arrangement, each Fission Share was exchanged for 0.355 of a common share of Denison, a nominal cash payment of $0.0001 and one (1) common share of Fission Uranium. Unexercised Fission options will automatically be exchanged for options to acquire common shares of Denison and Fission Uranium. The holders of Fission warrants are entitled to receive, upon exercise of their warrants, the number of common shares of Denison and Fission Uranium which the warrantholders would have been entitled to receive as a result of the Arrangement, if immediately prior to the effective date the warrantholders had exercised their warrants.

With the completion of the Arrangement, Denison is advised that, in accordance with exchange requirements, Fission Shares will cease trading on the TSX Venture Exchange upon close of business on Monday, April 29, 2013 and are expected to be de-listed shortly after that. Fission Shares traded during this time represent only an entitlement to receive the consideration under the Arrangement, as described above. Fission will apply to cease to be a reporting issuer under the securities laws of British Columbia and Alberta as soon as possible.

Certain Fission shareholders may be eligible to make a joint election with Denison, pursuant to subsection 85(1) or (2) of the Income Tax Act (Canada), to defer a portion of the tax applicable on the exchange of Fission Shares for common shares of Denison and cash. Fission shareholders that marked the appropriate box on the letter of transmittal and election form will receive a Tax Instruction Letter by mail. A copy of the Tax Instruction Letter is also available on Denison’s website, www.denisonmines.com. The tax election is time sensitive. Shareholders must submit the required documents to Denison by July 25, 2013 in order to be eligible to make a joint election.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio includes 51 projects and totals over 700,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project, in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan Joint Venture, in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division and is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride

For more information, please contact

Ron Hochstein	(416) 979-1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward looking statements. Denison believes that the expectations reflected in this forward looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward looking information pertaining to the following: the estimates of Denison’s mineral reserves and resources; capital expenditure programs; expectations regarding the toll milling of Cigar Lake ores; exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; future royalty and tax payments and rates; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions; the ability of Denison to meet its obligations to its creditors and the uncertainty of funding; volatility in the market price of the Company’s shares and the risk of dilution from future equity financings; the impact of volatility in uranium prices on the valuation of Denison’s mineral reserves and resources and the market price of its shares; public acceptance of nuclear energy and competition from other energy sources; failure to realize benefits from transactions; competition for properties; the imprecision of mineral reserves and resources estimation; Denison’s ability to expand and replace its mineral reserves and resources; uncertainty as to reclamation and decommissioning liabilities; reliance on other operators; technical innovation rendering Denison’s products and services obsolete; property title risk; liabilities inherent in mining operations and the adequacy of insurance coverage; delays in obtaining permits and licences for development properties; the speculative nature of exploration and development projects; difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations; uncertainty surrounding Denison’s operations in foreign jurisdictions; potential claims of Canada’s first nations people; dependence on key personnel; the potential influence of Denison’s largest Shareholder, Korea Electric Power Corporation; potential conflicts of interest for the Company’s directors who are engaged in similar businesses; and limitations of disclosure and internal controls.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.